Exhibit 22.1

Name*	State or Other Jurisdiction of Incorporation or Organization
Alaska Merger Acquisition Corp.	Delaware
Empower Brands, LLC**	Delaware
Empower Brands Group, LLC**	Delaware
Empower Brands Holdings, Inc.	Delaware
Glofish LLC**	Delaware
ROV Holding, Inc.	Delaware
Salix Animal Health, LLC**	Delaware
SB/RH Holdings, LLC**	Delaware
Spectrum Brands Holdings, Inc.	Delaware
Spectrum Brands Pet Group Inc.	Delaware
Spectrum Brands Pet LLC**	New York
United Industries Corporation	Delaware
*The address of each additional registrant’s principal executive office is c/o Spectrum Brands, Inc., 3001 Deming Way, Middleton, Wisconsin 53562, (608) 275-3340.
**Single member LLC disregarded for U.S. tax purposes.